UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 31, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Financial statement for 2012

31 January 2013

Novo Nordisk increased operating profit by 32% in 2012
Sales growth of 18% driven by Victoza®, NovoRapid® and Levemir®

Sales increased by 18% to 78.0 billion in Danish kroner and by 12% in local currencies.
•	Sales of modern insulins increased by 21% (15% in local currencies).
•	Sales of Victoza® increased by 58% (50% in local currencies).
•	Sales in North America increased by 29% (19% in local currencies).
•	Sales in International Operations increased by 18% (16% in local currencies).

Reported operating profit increased by 32% to DKK 29.5 billion including a 1.7 percentage points improvement in the gross margin. Measured in local currencies, operating profit increased by 20%.

Net profit increased by 25% to DKK 21.4 billion. Earnings per share (diluted) increased by 30% to DKK 38.85.

Novo Nordisk has in December 2012 received, and submitted its response to, a Warning Letter from the US Food and Drug Administration (FDA) in relation to an inspection of an aseptic filling facility in Denmark. Novo Nordisk does not expect the letter to have an impact on products currently marketed in the US.

The regulatory process for the new-generation insulins, Tresiba® and Ryzodeg®, continues to progress in the major markets. In Japan and Europe both products have now been approved. In November 2012, an FDA Advisory Committee voted eight to four in favour of approving the products with a post-approval outcomes trial commitment.

In 2012, Novo Nordisk reached its four long-term financial targets. Consequently, two of the four targets have been increased. The core target of 15% annual operating profit growth on average is maintained.

For 2013, sales growth measured in local currencies is expected to be 8-11%, and operating profit growth measured in local currencies is expected to be around 10%.

Effective 31 January 2013, Novo Nordisk’s Executive Management is expanded with two new members who will be responsible for Marketing & Medical Affairs and IT, Quality & Corporate Development respectively.

At the Annual General Meeting on 20 March 2013, the Board of Directors will propose a 29% increase in dividend to DKK 18 per share. The Board of Directors has furthermore decided to initiate a new 12 months share repurchase programme of up to DKK 14 billion.

Lars Rebien Sørensen, president and CEO: “2012 has been another year with strong results for Novo Nordisk driven by the sales growth of Victoza® and the two modern insulins NovoRapid® and Levemir®. We are pleased that Tresiba® and Ryzodeg® have been approved in key markets like Japan and the EU and look forward to launching Tresiba® in several markets in 2013.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 8 / 2013

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Financial statement for 2012	Page 2 of 33

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 34,700 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 31 January 2013 at 14.30 CET, corresponding to 8.30 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

WEBCAST OF LONDON PRESENTATION
On 4 February 2013 at 13.30 CET, corresponding to 7.30 am EST, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
4 February 2013	PDF version of the Annual Report 2012
5 February 2013	Deadline for the company’s receipt of shareholder proposals for the
Annual General Meeting 2013
22 February 2013	Printed version of the Annual Report 2012
20 March 2013	Annual General Meeting 2013
1 May 2013	Financial statement for the first three months of 2013
8 August 2013	Financial statement for the first six months of 2013
31 October 2013	Financial statement for the first nine months of 2013
30 January 2014	Financial statement for 2013

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Further information about Novo Nordisk is available on the company’s website at novonordisk.com.

Company announcement No 8 / 2013

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Financial statement for 2012	Page 3 of 33

LIST OF CONTENTS

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 8 / 2013

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Financial statement for 2012	Page 4 of 33

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT 2012

The Board of Directors and Executive Management have approved the Annual Report 2012 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2012. This consolidated financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the audited consolidated financial statements in the Annual Report 2012 as well as those applied in the audited consolidated financial statements in the Annual Report 2011, except for the accounting policy for retirement benefit obligations, which has been changed in 2012 following the amendment of IAS 19 ‘Employee benefits’. This change does not have a significant impact on the financial statement for 2012.

PROFIT AND LOSS	2012	2011	2010	2009	2008	% change 2011 to 2012

DKK million

Sales	78,026	66,346	60,776	51,078	45,553	18%

Gross profit	64,561	53,757	49,096	40,640	35,444	20%
Gross margin	82.7%	81.0%	80.8%	79.6%	77.8%

Sales and distribution costs	21,544	19,004	18,195	15,420	12,866	13%
Percentage of sales	27.6%	28.6%	29.9%	30.2%	28.2%

Research and development costs	10,897	9,628	9,602	7,864	7,856	13%
Percentage of sales	14.0%	14.5%	15.8%	15.4%	17.2%

Administrative costs	3,312	3,245	3,065	2,764	2,635	2%
Percentage of sales	4.2%	4.9%	5.0%	5.4%	5.8%

Licence fees and other operating
income	666	494	657	341	286	35%

Operating profit	29,474	22,374	18,891	14,933	12,373	32%
Operating margin	37.8%	33.7%	31.1%	29.2%	27.2%

Net financials	(1,663)	(449)	(605)	(945)	322	270%

Profit before income taxes	27,811	21,925	18,286	13,988	12,695	27%

Income taxes	6,379	4,828	3,883	3,220	3,050	32%
Effective tax rate	22.9%	22.0%	21.2%	23.0%	24.0%

Net profit	21,432	17,097	14,403	10,768	9,645	25%
Net profit margin	27.5%	25.8%	23.7%	21.1%	21.2%

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 8 / 2013

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Financial statement for 2012	Page 5 of 33

CONSOLIDATED FINANCIAL STATEMENT 2012 – CONTINUED

OTHER KEY NUMBERS (Amounts below in DKK million except earnings pershare and dividend per share)	2012	2011	2010	2009	2008	% change 2011 to 2012

Depreciation, amortisation and
impairment losses	2,693	2,737	2,467	2,551	2,442	(2%)
Capital expenditure	3,319	3,003	3,308	2,631	1,754	11%

Net cash generated from operating
activities	22,214	21,374	19,679	15,378	12,863	4%
Free cash flow	18,645	18,112	17,013	12,332	11,015	3%

Total assets	65,669	64,698	61,402	54,742	50,603	2%
Equity	40,632	37,448	36,965	35,734	32,979	9%
Equity ratio	61.9%	57.9%	60.2%	65.3%	65.2%

Diluted earnings per share / ADR (in DKK)	38.85	29.99	24.60	17.82	15.54	30%
Dividend per share (in DKK) 1)	18.00	14.00	10.00	7.50	6.00	29%

Payout ratio 2)	45.3%	45.3%	39.6%	40.9%	37.8%
Payout ratio (adjusted) 3) 4)	-	-	42.8%	-	36.6%

1)	Proposed dividend for the financial year 2012.
2)	Dividend for the year as a percentage of net profit.
3)	2010: Adjusted for impact of ZymoGenetics, Inc. share divestment.
4)	2008: Adjusted for costs related to the discontinuation of pulmonary diabetes projects.

PERFORMANCE VERSUS LONG-TERM FINANCIAL TARGETS

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS	2012	2011	2010	2009	2008	Target

Operating profit growth	31.7%	18.4%	26.5%	20.7%	38.4%	15%
Operating profit growth (adjusted)1)	-	-	-	-	23.7%

Operating margin	37.8%	33.7%	31.1%	29.2%	27.2%	35%

Operating profit after tax to net
operating assets	99.0%	77.9%	63.6%	47.3%	37.4%	90%

Cash to earnings	87.0%	105.9%	118.1%	114.5%	114.2%
Cash to earnings (three-years average)	103.7%	112.8%	115.6%	111.5%	97.6%	90%

1)	Excluding costs related to the discontinuation of pulmonary diabetes projects in 2007 and 2008.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 8 / 2013

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Financial statement for 2012	Page 6 of 33

SALES DEVELOPMENT

Sales increased by 18% measured in Danish kroner and by 12% in local currencies in 2012 compared to 2011. This is in line with the latest guidance of ‘10-12% growth in local currencies’ provided in connection with the quarterly announcement in October 2012. North America was the main contributor with 66% share of growth measured in local currencies, followed by International Operations and Region China, contributing 20% and 11% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from the modern insulins and Victoza®. Sales growth in 2012 was negatively impacted by around 1.5 percentage points due to healthcare and pricing reforms in several European markets, the US, China and International Operations.

	Sales 2012 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

The diabetes care segment
Modern insulins	34,821	21%	15%	55%
- NovoRapid ®	15,693	23%	16%	26%
- NovoMix ®	9,342	13%	7%	8%
- Levemir ®	9,786	27%	21%	21%

Human insulins	11,302	5%	0%	0%

Protein-related products	2,511	9%	3%	1%

Victoza®	9,495	58%	50%	39%

Oral antidiabetic products	2,758	7%	0%	0%

Diabetes care total	60,887	21%	15%	95%

The biopharmaceuticals segment

NovoSeven ®	8,933	7%	2%	2%

Norditropin ®	5,698	13%	8%	5%

Other products	2,508	(1%)	(6%)	(2%)

Biopharmaceuticals total	17,139	8%	2%	5%

Total sales	78,026	18%	12%	100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2012 and November 2011 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 21% measured in Danish kroner to DKK 60,887 million and by 15% in local currencies. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 26% compared to 24% at the same time the year before.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 8 / 2013

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Financial statement for 2012	Page 7 of 33

Modern insulins, human insulins and protein-related products

Sales of modern insulins, human insulins and protein-related products increased by 16% in Danish kroner to DKK 48,634 million and by 10% measured in local currencies, with North America, International Operations and Region China achieving the highest growth rates. Novo Nordisk is the global leader with 49% of the total insulin market and 46% of the modern insulin market, both measured in volume.

Sales of modern insulins increased by 21% in Danish kroner to DKK 34,821 million and by 15% in local currencies. North America accounted for more than half of the growth, followed by International Operations and Region China. Sales of modern insulins now constitute more than 75% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of modern insulin market

	November 2012	November 2011	November 2012	November 2011

Global	49%	50%	46%	46%

USA	41%	40%	38%	36%

Europe	50%	51%	50%	50%

International Operations*	58%	58%	55%	56%

Japan	55%	59%	51%	53%

China**	60%	62%	65%	67%

Source: IMS, November 2012 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 29% in Danish kroner and by 20% in local currencies. This reflects continued solid market penetration of the modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30, and a modest growth in human insulin sales. 50% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen®.

Europe
Sales of modern insulins, human insulins and protein-related products in Europe were unchanged in Danish kroner but decreased by 1% in local currencies. Sales in Europe reflect continued progress for NovoRapid® and Levemir®, countered by declining human insulin sales. Sales growth in Europe is negatively impacted by a continued low insulin volume growth, below 3%, and by the implementation of pricing reforms in several European markets. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of modern insulins, human insulins and protein-related products in International Operations increased by 19% in Danish kroner and by 16% in local currencies. The growth is driven by all three modern insulins and a solid contribution from human insulins. Currently, 58% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

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Company announcement No 8 / 2013

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Financial statement for 2012	Page 8 of 33

Japan & Korea
Sales of modern insulins, human insulins and protein-related products in Japan & Korea increased by 1% measured in Danish kroner but declined by 6% in local currencies. Sales development is impacted negatively by a continued volume decline in the Japanese insulin market and a challenging competitive environment. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily the FlexPen®.

Region China
Sales of modern insulins, human insulins and protein-related products in Region China increased by 27% in Danish kroner and by 15% in local currencies. The sales growth was driven by all three modern insulins, while sales of human insulins only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 58% in Danish kroner to DKK 9,495 million and by 50% in local currencies, reflecting robust sales performance in all regions. The global roll-out is continuing, with 60 countries having launched Victoza® by the end of December 2012. Since September, Victoza® has been launched in South Korea and two smaller countries. Victoza® holds the global market share leadership with a 68% value market share in the GLP-1 segment compared to 58% in 2011. The GLP-1 segment’s value share of the total diabetes care market has increased to 6.0% compared to 4.5% in 2011.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market

	November 2012	November 2011	November 2012	November 2011

Global	6.0%	4.5%	68%	58%

USA	7.3%	5.8%	62%	52%

Europe	6.7%	5.0%	76%	68%

International Operations*	3.0%	1.2%	80%	64%

Japan	2.3%	1.6%	77%	87%

China**	0.5%	0.2%	44%	4%

Source: IMS, November 2012 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’sdiabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 60% in Danish kroner and by 48% measured in local currencies. This reflects a continued expansion of the GLP-1 class, which represents 7.3% of the total US diabetes care market in value compared to 5.8% in 2011. Despite the launch of a competitive product, Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader with a 62% value market share.

Europe
Sales in Europe increased by 50% in Danish kroner and by 48% measured in local currencies. Sales growth is primarily driven by France, the UK, Italy and Spain. In Europe, the GLP-1 class’s share of the total diabetes care market in value has increased to 6.7% compared to 5.0% in 2011. Victoza® is the GLP-1 market leader with a value market share of 76%.

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Company announcement No 8 / 2013

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Financial statement for 2012	Page 9 of 33

International Operations
Sales in International Operations increased by 90% in Danish kroner and by 98% measured in local currencies. This reflects continued strong performance, driven by Brazil and a number of Middle Eastern countries, and a modest comparator in 2011. The GLP-1 class is expanding in International Operations and represents 3.0% of the total diabetes care market in value compared to 1.2% in 2011. The significant expansion of the GLP-1 class is primarily driven by a strong uptake in Brazil. Victoza® is the GLP-1 market leader across International Operations with a value market share of 80%.

Japan & Korea
Sales in Japan & Korea increased by 39% in Danish kroner and by 29% measured in local currencies. In Japan, the GLP-1 market is growing and represents 2.3% of the total diabetes care market in value compared to 1.6% in 2011. Victoza® is the leader in the Japanese GLP-1 class with a value market share of 77%.

Region China
Victoza® was launched in China during the fourth quarter of 2011. Early market feedback is positive and hospital listings are developing satisfactorily. The GLP-1 class in China is not reimbursed and relatively modest in size, but its share of the total diabetes care market in value has expanded to 0.5% compared to 0.2% in 2011. Victoza® holds a GLP-1 value market share of 44%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products increased by 7% in Danish kroner to DKK 2,758 million and remained unchanged in local currencies. The sales development reflects sales growth in all regions except Europe where generic competition is negatively impacting overall sales in several markets.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 8% measured in Danish kroner to DKK 17,139 million and by 2% measured in local currencies, primarily driven by higher sales in the US, partly countered by lower sales in Europe.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 7% in Danish kroner to DKK 8,933 million and by 2% in local currencies. The market for NovoSeven® remains negatively impacted by stricter budgetary controls, an increased number of inhibitor patients participating in clinical trials and patients transferring to an alternative treatment regimen of immune tolerance therapy. The sales development reflects a strong performance in Japan countered by lower sales in Europe.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 13% measured in Danish kroner to DKK 5,698 million and by 8% measured in local currencies. The sales growth is primarily driven by North America and International Operations. Novo Nordisk is the leading company in the global growth hormone market with a 24% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, decreased by 1% in Danish kroner to DKK 2,508 million and by 6% measured in local currencies. This development reflects a negative impact from the decline in the total glucagon market for diagnostic purposes in

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Company announcement No 8 / 2013

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Financial statement for 2012	Page 10 of 33

Japan as well as generic competition to Activella®, countered by continued sales growth for Vagifem® in the US.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold grew by 7% to DKK 13,465 million, resulting in a gross margin of 82.7% compared to 81.0% in 2011. This development primarily reflects an underlying improvement of 1.0 percentage point driven by favourable price development in North America and a positive net impact from product mix due to increased sales of modern insulins and Victoza®. The gross margin was positively impacted by around 0.7 percentage point from currencies as a result of the appreciation of primarily the US dollar versus the Danish krone compared to 2011.

Total non-production-related costs increased by 12% to DKK 35,753 million and by 8% in local currencies.

Sales and distribution costs increased by 13% to DKK 21,544 million and by 8% in local currencies. The cost increase is driven by the expansion of the US sales force and other costs to prepare for the global launch of Tresiba®. Furthermore, costs increased due to sales and marketing investments in selected countries in International Operations as well as the Chinese sales force expansion in mid-2011. Growth in sales and distribution costs is being partly offset by a reversal of provisions for legal disputes, which have been resolved during 2012.

Research and development costs increased by 13% to DKK 10,897 million and by 11% in local currencies. The cost increase is primarily driven by development costs related to the ongoing phase 3 trials for liraglutide in obesity and the phase 3a trials for IDegLira, a fixed-ratio combination of insulin degludec and liraglutide. Within biopharmaceuticals, costs are primarily related to the portfolio of development projects within haemophilia and the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Administration costs increased by 2% to DKK 3,312 million and stayed flat in local currencies. The unchanged costs in local currencies reflect items of a non-recurring nature in 2011 and 2012, and an underlying increase of approximately 4%, primarily to support the expansion of the international sales organisation.

Licence fees and other operating income amounted to DKK 666 million compared to DKK 494 million in 2011. This development reflects a higher level of recurring royalty income.

Operating profit in 2012 increased by 32% to DKK 29,474 million. In local currencies, the growth was 20%, which is slightly higher than the latest guidance for operating profit growth for 2012 of ‘16-18%’. This reflects realised sales growth at the upper end of the guided interval accompanied by slightly lower-than-expected sales and distribution costs.

NET FINANCIALS AND TAX
Net financials showed a net expense of DKK 1,663 million compared to a net expense of DKK 449 million in 2011. The reported net financial expenses in 2012 are in line with the latest guidance of ‘around DKK 1,700 million’. As of 31 December 2012, foreign exchange hedging gains of around DKK 850 million have been deferred for recognition in the income statement in 2013.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged primarily through forward currency contracts. Reflecting the

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Company announcement No 8 / 2013

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Financial statement for 2012	Page 11 of 33

portfolio of foreign currency exchange hedging contracts, the foreign exchange result for 2012 was an expense of DKK 1,529 million compared to an expense of DKK 322 million in 2011. This development reflects losses on foreign exchange hedging involving especially the US dollar due to its appreciation versus the Danish krone compared to the prevailing exchange rate level in 2011.

The effective tax rate for 2012 was 22.9%, which is in line with the latest guidance of a tax rate of ‘around 23%’ for the full year 2012.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment for 2012 was DKK 3.3 billion compared to DKK 3.0 billion in 2011. The main investment projects in 2012 were primarily related to filling capacity in Denmark, Russia and France as well as device production facilities in the US, China and Denmark. Net capital expenditure was in line with previously communicated expectations of ‘around DKK 3.5 billion’.

Free cash flow for 2012 was DKK 18.6 billion compared to DKK 18.1 billion in 2011, which is in line with the latest guidance of ‘around DKK 19 billion’. The limited increase compared to 2011 reflects non-recurring tax payments in 2012 related to income tax disputes from prior years.

KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2012
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Sales in the fourth quarter of 2012 increased by 16% to DKK 20,962 million and by 12% in local currencies compared to the same period in 2011. The growth was driven by the three modern insulins, Victoza® and NovoSeven®. Victoza® sales of DKK 2,709 million in the fourth quarter of 2012 were primarily driven by the US and Europe. From a geographic perspective, North America and International Operations represented the majority of total sales growth.

The gross margin increased to 85.0% in the fourth quarter of 2012 compared to 82.8% in the same period last year. The underlying increase of 1.6 percentage points was driven by production efficiency, a positive impact from pricing in the US and a favourable product mix development. The gross margin was further improved by a positive currency impact of 0.6 percentage points.

In the fourth quarter of 2012, total non-production-related costs increased by 15% to DKK 10,393 million and by 12% in local currencies compared to the same period last year.

Sales and distribution costs in Danish kroner increased by 15% as reported and by 11% in local currencies in the fourth quarter of 2012 compared to the same period last year. The cost increase is driven by the expansion of the US sales force, Tresiba® pre-launch activities, as well as sales and marketing investments in selected countries in International Operations.

Research and development costs in Danish kroner increased by 17% as reported and by 15% in local currencies in the fourth quarter of 2012 compared to the same period last year. The development primarily reflects the continued progress of key development projects and the expansion of Novo Nordisk’s global research activities in the US and China.

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Company announcement No 8 / 2013

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Financial statement for 2012	Page 12 of 33

Administration costs in Danish kroner increased by 7% as reported and by 6% in local currencies in the fourth quarter of 2012 compared to the same period last year. The growth in administration costs is primarily related to back-office infrastructure costs to support the expansion of the sales organisation in North America and International Operations.

Reported operating profit increased by 25% in the fourth quarter of 2012 compared to the same period last year and by 17% in local currencies. The growth in operating profit is driven by the robust sales growth and the significant gross margin improvement.

OUTLOOK

OUTLOOK 2013
The current expectations for 2013 are summarised in the table below:

Expectations are as reported,	Expectations
if not otherwise stated	31 January 2013

Sales growth
in local currencies	8-11%
as reported	Around 4.5 percentage points lower

Operating profit growth
in local currencies	Around 10%
as reported	Around 7 percentage points lower

Net financials	Income of around DKK 1,400 million
Effective tax rate	Around 23%
Capital expenditure	Around DKK 3.5 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion
Free cash flow	Around DKK 22 billion

Novo Nordisk expects sales growth in 2013 of 8-11% measured in local currencies. This reflects expectations for continued robust penetration for the portfolio of modern insulins, a continued steady Victoza® performance and a positive sales contribution from Tresiba®, primarily in the US, the EU and Japan. These sales drivers are partly expected to be countered by an impact from the challenging pricing environments in major markets, generic competition to oral antidiabetic products, intensifying competition within diabetes care as well as biopharmaceuticals and the macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 4.5 percentage points lower than growth measured in local currencies.

For 2013, operating profit growth is expected to be around 10% measured in local currencies. This reflects significant costs related to the expected global launch of Tresiba®, the expanded US sales force, as well as sales and marketing investments in China and in a selected number of countries in International Operations. Given the current level of exchange rates versus the Danish krone, the reported operating profit

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growth is now expected to be around 7 percentage points lower than growth measured in local currencies.

For 2013, Novo Nordisk expects a net financial income of around DKK 1,400 million. The current expectation primarily reflects gains associated with currency hedging contracts following the depreciation of the US dollar and the Japanese yen versus the Danish krone compared to the average prevailing exchange rates in 2012. The expectations for gains related to currency hedging contracts are more than offset by the expected significant negative net impact on reported operating profit from the depreciation of invoicing currencies versus the Danish krone, primarily reflecting depreciation of non-hedged emerging market currencies.

The effective tax rate for 2013 is expected to be around 23%.

Capital expenditure is expected to be around DKK 3.5 billion in 2013, primarily related to investments in filling capacity and prefilled device production facilities and new office buildings in Denmark. Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is expected to be around DKK 22 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2013, and that currency exchange rates, especially for the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 9 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 975 million	12
JPY	DKK 200 million	13
CNY	DKK 110 million	12*
GBP	DKK 85 million	12
CAD	DKK 55 million	8

*USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

LONG-TERM FINANCIAL TARGETS UPDATE
Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations thereby ensuring a focus on shareholder value creation. The targets were subsequently revised and updated on several occasions.

Novo Nordisk has now reached the performance level stipulated in the four long-term financial targets. The target levels have consequently been reviewed and two targets have been updated.

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The targets have been revised based on an assumption of a continuation of the current business environment. Significant changes to the business environment, including the structure of the US healthcare system, regulatory requirements, pricing environment, competitive environment, healthcare reforms and exchange rates, may significantly impact the time horizon for achieving the long-term targets or require them to be revised.

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS	Result 2012	Average 2008-2012*	Previous target	Updated target

Operating profit growth	32%	27%	15%	15%

Operating margin	38%	32%	35%	40%

Operating profit after tax to net
operating assets	99%	65%	90%	125%

Cash to earnings	87%

Cash to earnings
(three-year average)	104%	108%	90%	90%

*Calculated as a simple average

The target level for operating profit growth remains at 15% on average. The target still allows for deviations in individual years if necessitated by business opportunities, market conditions or exchange rate movements.

The target level for operating margin is increased from 35% to 40%. This is expected to be enabled by continued robust sales growth coupled with gross margin expansion from both product mix and pricing, as well as further productivity improvements in the manufacturing areas. For non-production-related activities, the operating margin expansion is expected to be supported by a modest development in administrative costs and scale advantages within sales and marketing, whereas continued investment is envisioned for research and development activities, which are expected to grow in line with sales.

The target level for operating profit after tax to net operating assets is increased from 90% to 125%. The raised target reflects the expectation of a continued robust operating profit growth combined with a stable effective tax rate and relatively limited increase in net operating assets.

The target level for the cash-to-earnings ratio is maintained at 90%, as expected continued growth in International Operations and Region China will gradually impact working capital requirements. As previously, this target will be pursued looking at the average over a three-year period.

RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE: INSULIN AND GLP-1

Tresiba® and Ryzodeg® regulatory update
The regulatory reviews of Tresiba® (insulin degludec) and Ryzodeg® (insulin degludec/insulin aspart) continue to progress. Since the first regulatory submissions in

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EU and US announced in September 2011, Novo Nordisk has filed for regulatory approval for Tresiba® and Ryzodeg® in nine additional countries. Further to these, Novo Nordisk submitted Tresiba® for regulatory review in Argentina in December 2012.

As previously announced, the European Commission granted marketing authorisations for Tresiba® and Ryzodeg® for the treatment of diabetes in adults in January 2013. The authorisations cover all 27 European Union member states. Novo Nordisk expects to launch Tresiba® in the UK and Denmark during the first half of 2013 and in other European markets throughout the rest of 2013 and 2014. Ryzodeg® is currently expected to be launched approximately one year after Tresiba®.

As previously announced, the Japanese Ministry of Health, Labour and Welfare approved Ryzodeg® for the treatment of diabetes in December 2012. In Japan, price negotiations for Tresiba® continue and are expected to be completed in the first quarter of 2013. The exact launch timing for Ryzodeg® is to be decided upon following the Tresiba® price listing.

As previously announced, the Endocrinologic and Metabolic Drugs Advisory Committee of the United States Food and Drug Administration (FDA) met in November 2012 to discuss the New Drug Applications (NDA) for Tresiba® and Ryzodeg®. At the meeting, the FDA asked the panel members to vote on whether a cardiovascular outcomes trial should be conducted and whether sufficient safety and efficacy data had been provided to support marketing of Tresiba® and Ryzodeg®. The committee unanimously recommended that a cardiovascular outcomes trial should be conducted for Tresiba® and voted eight to four in favour of approving the products with a post-approval outcomes trial commitment. The FDA has not informed Novo Nordisk of when it expects to complete its review of the NDAs.

Phase 3a completed for IDegLira (NN9068)
As announced in December 2012, DUAL™ II, the second and final phase 3a trial with IDegLira, a fixed-ratio combination of insulin degludec and liraglutide, for the treatment of patients with type 2 diabetes, has been completed.

Together with the results from DUAL™ I, for which headline data were announced in August 2012, DUAL™ II reconfirms the competitive profiles of Tresiba® and Victoza®, and the trials show that patients can realise the combined benefits from each of the components in the combination product. Novo Nordisk is planning regulatory filing for IDegLira in the EU mid-2013 and in the US during 2013 pending marketing authorisation of Tresiba®.

FIAsp approved for phase 3a development (NN1218)
As announced in December 2012, the phase 1 proof–of-concept trials for a number of different formulations of insulin aspart have now been completed. The new formulation of insulin aspart selected for phase 3a development has a faster onset of appearance and thereby mimics the endogenous insulin secretory response in a non-diabetic individual more closely than NovoRapid® (NovoLog® in the US). This potentially enables more flexible insulin administration in connection with meals, as well as improved post-prandial glucose control.

Novo Nordisk expects to initiate the phase 3a programme, onset®, expected to include around 3,000 people with type 1 or type 2 diabetes, towards the end of 2013.

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Phase 3a development to be initiated for liraglutide as an adjunct to insulin therapy in people with type 1 diabetes (NN9211)
Novo Nordisk has completed a clinical pharmacology trial investigating the use of liraglutide as an adjunct to insulin therapy in people with type 1 diabetes, LATIN T1D (Liraglutide as adjunct therapy to insulin in people with type 1 diabetes).

The trial showed that liraglutide treatment as an adjunct to insulin neither compromises the glucagon response during hypoglycaemia, nor other counter-regulatory responses. Further, both the daily insulin requirements and body weight after four weeks of treatment had decreased in a dose-dependent manner. The clinical data from this trial confirmed the safety profile of liraglutide seen in type 2 diabetes when used in people with type 1 diabetes together with insulin.

Novo Nordisk expects to initiate the phase 3a programme, ADJUNCT™ which includes around 2,000 people with type 1 diabetes, in the second half of 2013.

First phase 1 trial initiated for LAI287, a new long-acting insulin (NN1436)
Novo Nordisk has initiated the first phase 1 trial with LAI287, a new long-acting insulin analogue with potential for once-weekly dosing. The trial will investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of LAI287 in approximately 80 healthy volunteers and people with type 1 diabetes.

BIOPHARMACEUTICALS: HAEMOSTASIS

NovoThirteen® launched in Canada and Denmark and resubmitted to the FDA in the US
NovoThirteen® (Tretten® in Canada), Novo Nordisk’s recombinant factor XIII product, has now been launched in Canada and Denmark. In the US, Novo Nordisk has resubmitted the application for approval to the FDA following the receipt of a complete response letter, which was announced in February 2012.

Turoctocog alfa also submitted for regulatory approval in Japan, Australia and Switzerland (NN7008)
In addition to the previously announced submission in EU and the US, Novo Nordisk has submitted turoctocog alfa for regulatory review in Japan, Australia and Switzerland. Turoctocog alfa is a new recombinant coagulation factor VIII intended for prevention and treatment of bleeding in people with haemophilia A.

BIOPHARMACEUTICALS: INFLAMMATION

Phase 2a trial with anti-NKG2D (NN8555) discontinued in patients with Crohn’s Disease
As previously announced, Novo Nordisk has decided to discontinue further development of anti-NKG2D as a treatment for Crohn’s disease following an interim futility analysis of an ongoing double-blinded, randomised, placebo-controlled phase 2a trial. The analysis was performed on the basis of 74 randomised patients and did not meet the pre-specified criteria for efficacy, and the study has therefore been discontinued. No safety concerns were identified in the trial.

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SUSTAINABILITY

HIGHLIGHTS FROM THE CONSOLIDATED SOCIAL AND ENVIRONMENTAL STATEMENTS FOR 2012

SOCIAL PERFORMANCE	2012	2011	2010	2009	2008	% change
						2011 to
						2012
Patients
Patients reached with diabetes care
products (million) (estimate)[1]	23	21	n/a	n/a	n/a	10%
Donations (DKK million)[2]	84	81	84	83	78	4%

Employees
Employees (average FTEs)	33,061	31,499	29,423	27,985	26,069	5%
Employee turnover	9.1%	9.8%	9.1%	8.3%	12.1%
Working the Novo Nordisk Way[3]	4.3	4.3	n/a	n/a	n/a
Diverse senior management teams	66%	62%	54%	50%	43%

Assurance
Relevant employees trained in
business ethics	99%	99%	98%	n/a	n/a
Warning Letters and re-inspections	1	0	0	0	0

ENVIRONMENTAL PERFORMANCE

Resources
Energy consumption (1,000 GJ)	2,433	2,187	2,234	2,246	2,533	11%
Water consumption (1,000 m3)	2,475	2,136	2,047	2,149	2,684	16%

Emissions and waste
CO2 emissions from energy
consumption (1,000 tons)[4]	122	94	95	166	217

1. The accounting policy has been updated in line with WHO definition, and historical data are restated accordingly.
2. Comprises donations to the World Diabetes Foundation and the Novo Nordisk Haemophilia Foundation only.
3. Employee assessment measured on a scale of 1-5, with 5 being the best.
4. The accounting policy has been updated and historical data are restated accordingly.

SOCIAL AND ENVIRONMENTAL PERFORMANCE 2012

Social performance

Patients
Novo Nordisk estimates, based on the WHO standard data for daily insulin doses, that it provides therapeutic treatments for approximately 23 million people with diabetes worldwide.

Of the 371 million people with diabetes, it is known that a large proportion is undiagnosed. About 80% of all people with diabetes live in low- and middle-income countries where provision of adequate healthcare is often absent or insufficient. Novo Nordisk’s updated global access to diabetes care strategy aims at closing the gap between health needs and healthcare and has established a goal of reaching an estimated 40 million patients with medical care by 2020.

Efforts to expand access to medical care include financial support through the World Diabetes Foundation (WDF) and the Novo Nordisk Haemophilia Foundation (NNHF). In 2012, the company donated DKK 64 million to the WDF, which invests in sustainable initiatives to build healthcare capacity that improves prevention and treatment of

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diabetes in developing countries. Donations to the NNHF amounted to DKK 20 million for capacity-building as well as improved awareness, diagnosis and registries within haemophilia in developing and emerging countries.

Employees
In 2012, the average number of full-time employees was 33,061, an increase of 5% compared to 2011. At the end of 2012, Novo Nordisk employed a total of 34,731 people, corresponding to 34,286 full-time positions. The growth in the number of employees is driven by the expansion of the sales and marketing organisation in the regions North America and International Operations as well as in the global Research and Development organisation. Employee turnover decreased from 9.8% in 2011 to 9.1%.

The annual employee survey, eVoice, measures the extent to which the organisation is working in accordance with the Novo Nordisk Way. In 2012, as in 2011, the consolidated score was 4.3, measured on a scale of 1 to 5, with 5 being the best score.

Assurance
Novo Nordisk has received a Warning Letter dated 12 December 2012 from the US Food and Drug Administration (FDA) following a current Good Manufacturing Practice (cGMP) inspection of an aseptic filling facility in Bagsværd, Denmark. The facility inspection took place on 12–20 March 2012, and Novo Nordisk submitted its response to the inspection findings by the FDA in April 2012.

In the Warning Letter, the FDA cites two specific violations. Novo Nordisk takes the observed violations very seriously and is committed to taking the appropriate steps to address the concerns raised by the agency. The company submitted its response to the Warning Letter on 28 December. Novo Nordisk does not expect the warning letter to have an impact on products currently marketed in the US.

Environmental performance

Energy
Energy consumed for production increased in 2012 by 11%, while water consumption increased by 16%. This development is directly linked to the increased production volume output.

CO2
CO2 emissions from energy consumption for production increased by 30% in 2012 compared to 2011. The increase is driven by the phase-in of a new filling plant in Tianjin, China and a larger production volume at the main production site in Kalundborg, Denmark. In total, CO2 emissions from energy consumption have decreased by 44% compared to the 2004 baseline, and the company remains on track to achieve its long-term target of an absolute 10% reduction by 2014.

EQUITY

Total equity was DKK 40,632 million at the end of 2012, equivalent to 61.9% of total assets, compared to 57.9% at the end of 2011. Please refer to appendix 5 for further elaboration of changes in equity during 2012.

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2012 share repurchase programme
On 9 November 2012, Novo Nordisk announced a DKK 1.5 billion share repurchase programme as part of the overall DKK 12 billion programme to be executed during a 12-month period starting 2 February 2012. The purpose of the programme was to reduce the company’s share capital. Under the programme announced on 9 November 2012, Novo Nordisk has repurchased B shares for an amount of DKK 1.5 billion in the period from 9 November 2012 to 29 January 2013 when the programme was concluded. As of 29 January 2013, Novo Nordisk has repurchased 14,082,750 shares corresponding to a total value of DKK 12.0 billion and has thereby completed the DKK 12 billion programme.

2012 employee share programme
Under an employee share-savings programme, approximately 7,500 employees in Denmark have purchased a total of 148,702 shares. The shares were purchased at a price of DKK 920 – the average market price on 5 December 2012. The company does not incur any costs related to this programme.

Holding of treasury shares and reduction of share capital
As of 29 January 2013, Novo Nordisk A/S and its wholly owned affiliates owned 18,442,009 of its own B shares, corresponding to 3.3% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will, at the Annual General Meeting in 2013, propose a reduction in the B share capital from DKK 452,512,800 to DKK 442,512,800 by cancelling 10,000,000 B shares of DKK 1 from the company’s own holdings of B shares at a nominal value of DKK 10,000,000, equivalent to 1.8% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 550,000,000; divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 442,512,800.

Proposed dividend
At the Annual General Meeting on 20 March 2013, the Board of Directors will propose a 29% increase in dividend to DKK 18.00 per share of DKK 1, corresponding to a payout ratio of 45.3%. For 2011, the payout ratio was also 45.3%. No dividend will be paid on the company’s holding of treasury shares.

2013 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 14 billion to be executed during the coming 12 months. As part of the up to DKK 14 billion share repurchase programme, a new share repurchase programme has now been initiated in accordance with the provisions of the European Commission's Regulation No 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose, Novo Nordisk has appointed Skandinaviska Enskilda Banken, Denmark, as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Skandinaviska Enskilda Banken, Denmark, will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 3.0 billion during the trading period starting today, 31 January and ending on 29 April 2013. A maximum of 93,931 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of December 2012, and a maximum of 5,541,929 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

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2013 restricted stock unit programme
2013 marks the 90th anniversary of the first diabetes patients being treated with insulin from the company that is now Novo Nordisk. To commemorate the occasion, employees in the company will be offered 20 restricted stock units. The programme includes all employees as per 1 January 2013, apart from employees in the separately operating affiliates NNE Pharmaplan and NNIT. A restricted stock unit gives the right to receive one Novo Nordisk B share free of charge on 1 April 2016 subject to continued employment and average sales growth of at least 5% per year measured in DKK in the period 2012-2015.

It is estimated that 474,000 shares will be needed for the programme. The costs of the programme – approximately DKK 440 million – will be amortised over the period 1 January 2013 to 1 April 2016. No dividends will be paid on the restricted stock units and the holders will have no voting rights until the restricted stock units are converted to shares in 2016.

CORPORATE GOVERNANCE

Changes in Novo Nordisk’s management
Effective 31 January 2013, Novo Nordisk’s Executive Management is expanded with two new members: Jakob Riis is appointed executive vice president with responsibility for Marketing & Medical Affairs, and Lars Fruergaard Jørgensen is appointed executive vice president with responsibility for IT, Quality & Corporate Development. Both are today senior vice presidents in Novo Nordisk with responsibility for Marketing & Medical Affairs and IT & Corporate Development, respectively. This change lifts the direct responsibility for these critical functions into Executive Management, while also broadening the group of senior managers with executive experience. The biographies of the newly appointed executive vice presidents can be found on novonordisk.com.

Effective 1 March, four corporate vice presidents in Novo Nordisk’s US affiliate have been appointed senior vice presidents and members of the company’s global Senior Management Board. The promotions reflect the increasing size, complexity and strategic importance of Novo Nordisk’s business and development pipeline in the US.

Remuneration principles for executives
Novo Nordisk’s remuneration principles aim to attract, retain and motivate members of Executive Management. Remuneration levels are designed to be competitive and to align the interest of the executives with shareholder interests.

Long-term, share-based incentive programme for senior management
As from 2004, members of Novo Nordisk's Executive Management (five in 2012) and other members of the Senior Management Board (26 in 2012) have participated in a performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and other members of the Senior Management Board, the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of the full-year financial results for the year preceding the

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performance-based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

For 2009, 177,066 shares were allocated to the joint pool and the value at launch of the programme (DKK 54 million) was expensed in 2009. The number of shares in the 2009 joint pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2010–2012) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 28 current and former members of senior management immediately after the announcement of the 2012 full-year financial results on 31 January 2013.

For 2012, based on an assessment of the economic value generated, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 30 January 2013 approved the establishment of a joint pool for the financial year of 2012 by allocating a total of 97,381 Novo Nordisk B shares. This allocation amounts to eight months of fixed base salary plus pension contribution on average per participant, corresponding to a value at launch of the programme of DKK 73 million, which has been expensed in the 2012 accounts. According to the principles of the programme, the share price used for the conversion of the performance programme to the share pool was the average share price (DKK 751) for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the 15 days trading window (2–16 February 2012) following the release of the Annual Report for 2011, when the programme was approved by the Board of Directors.

Long-term, share-based incentive programme for corporate vice presidents and vice presidents
As from 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months of fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.

For 2009, 605,218 shares were allocated to a share pool for key employees and the value at launch of the programme (DKK 186 million) has been amortised over the period 2009-2012. The number of shares in the 2009 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2010–2012) reached specified threshold levels. Hence, 541,321 shares will be transferred to 600 employees after the announcement of the 2012 full-year financial results on 31 January 2013. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2012, based on an assessment of the economic value generated, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 30 January 2013 approved the establishment of a share pool for 2012 for key employees by allocating a total of 311,847 Novo Nordisk B shares. This allocation – which is the maximum according to the terms of the programme – corresponds to a value at launch of the programme of DKK 234 million using the same share price mechanism as

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described for the senior management programme. The value of the programme will be amortised over four years. The number of participants for 2012 is approximately 760.

As the long-term share-based incentive programmes for both senior management and other key employees are evaluated by the Board of Directors to have worked successfully in 2012, it is planned to continue in 2013 with a largely unchanged structure.

LEGAL MATTERS

As of 28 January 2013, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 38 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). In addition, 45 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The reduction in pending cases is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk does not have any trials scheduled in 2013. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

In the ongoing patent infringement lawsuit against Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s abbreviated new drug application (ANDA) for a generic version of Prandin® (repaglinide), the U.S. Court of Appeals for the Federal Circuit appeal of a 2011 decision of patent invalidity and unenforceability is underway. Oral argument is expected to occur in the first quarter of 2013, with a potential decision in early to mid-2013. Related patent infringement cases involving Paddock Laboratories, Aurobindo Pharma Ltd., Lupin Ltd., and Sandoz Inc. are stayed pending the outcome of the appeal in the Caraco case. Also stayed pending the appeal is a consolidated class action where a putative class of direct purchasers of Prandin® asserts that Novo Nordisk has violated US antitrust laws in delaying the entry of generic versions of Prandin®.

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FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2012 and Form 20-F, both expected to be filed with the SEC in February 2013, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Performance versus long-term financial targets’, ‘Net financials and tax’, ‘Outlook 2013’, ‘Long-term financial target update’, ‘Research and Development update’, ‘Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in the ‘Risk overview’ on p 43 of the Annual Report 2012 available as of 4 February 2013 on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial statement for 2012	Page 24 of 33

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have approved the Annual Report 2012 of Novo Nordisk A/S – including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2012.

The consolidated financial statements in the Annual Report 2012 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2012, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2012 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2012 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd 31 January 2013

Executive Management:
Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:
Sten Scheibye	Göran Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Liz Hewitt	Ulrik Hjulmand-Lassen

Thomas Paul Koestler	Anne Marie Kverneland	Kurt Anker Nielsen

Søren Thuesen Pedersen	Hannu Ryöppönen	Stig Strøbæk

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Financial statement for 2012	Page 25 of 33

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).
									% change
	2012				2011				Q4 2012 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2011

Sales	20,962	19,845	19,468	17,751	18,120	16,532	16,001	15,693	16%
Gross profit	17,809	16,360	16,044	14,348	14,998	13,281	12,902	12,576	19%
Gross margin	85.0%	82.4%	82.4%	80.8%	82.8%	80.3%	80.6%	80.1%
Sales and distribution costs	6,192	5,299	5,203	4,850	5,387	4,724	4,633	4,260	15%
Percentage of sales	29.5%	26.7%	26.7%	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	3,210	2,617	2,563	2,507	2,752	2,263	2,323	2,290	17%
Percentage of sales	15.3%	13.2%	13.2%	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative costs	991	766	779	776	923	788	778	756	7%
Percentage of sales	4.7%	3.9%	4.0%	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	156	186	154	170	145	104	97	148	8%
Operating profit	7,572	7,864	7,653	6,385	6,081	5,610	5,265	5,418	25%
Operating margin	36.1%	39.6%	39.3%	36.0%	33.6%	33.9%	32.9%	34.5%
Financial income	17	(85)	146	47	6	154	270	84	183%
Financial expenses	137	420	856	375	276	308	167	212	(50%)
Net financials	(120)	(505)	(710)	(328)	(270)	(154)	103	(128)	(56%)
Profit before income taxes	7,452	7,359	6,943	6,057	5,811	5,456	5,368	5,290	28%
Net profit	5,755	5,667	5,346	4,664	4,689	4,201	4,134	4,073	23%
Depreciation, amortisation and impairment losses	755	644	656	638	692	615	825	605	9%
Capital expenditure	1,006	942	855	516	1,182	645	627	549	(15%)
Net cash generated from operating activities	1,514	7,962	5,823	6,915	3,981	7,754	4,531	5,108	(62%)
Free cash flow	408	6,926	4,945	6,366	2,751	7,066	3,792	4,503	(85%)
Total assets	65,669	66,620	60,978	61,210	64,698	62,013	61,528	59,001	2%
Total equity	40,632	35,660	31,334	32,358	37,448	35,428	36,966	34,768	9%
Equity ratio	61.9%	53.5%	51.4%	52.9%	57.9%	57.1%	60.1%	58.9%
Full-time employees at the end of the period	34,286	33,501	32,819	32,252	32,136	32,016	31,549	30,867	7%
Basic earnings per share/ADR (in DKK)	10.59	10.40	9.72	8.38	8.40	7.45	7.26	7.13	26%
Diluted earnings per share/ADR (in DKK)	10.53	10.33	9.67	8.32	8.33	7.39	7.21	7.06	26%
Average number of shares outstanding (million)	542.9	544.6	549.1	556.7	557.6	563.5	569.1	571.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	546.0	547.8	552.4	560.5	561.9	568.1	573.8	576.7	(3%)
Sales by business segment:
Modern insulins (insulin analogues)	9,462	8,879	8,613	7,867	7,856	7,232	6,972	6,705	20%
Human insulins	3,009	2,794	2,781	2,718	2,790	2,698	2,642	2,655	8%
Protein-related products	621	644	621	625	569	574	527	639	9%
Victoza®	2,709	2,503	2,293	1,990	2,096	1,547	1,250	1,098	29%
Oral antidiabetic products (OAD)	670	719	653	716	649	562	653	711	3%
Diabetes care total	16,471	15,539	14,961	13,916	13,960	12,613	12,044	11,808	18%
NovoSeven®	2,420	2,153	2,451	1,909	2,131	2,044	2,140	2,032	14%
Norditropin®	1,461	1,451	1,440	1,346	1,340	1,275	1,180	1,252	9%
Hormone replacement therapy	533	600	530	500	548	501	513	492	(3%)
Other products	77	102	86	80	141	99	124	109	(45%)
Biopharmaceuticals total	4,491	4,306	4,507	3,835	4,160	3,919	3,957	3,885	8%
Sales by geographic segment:
North America	9,559	8,981	8,356	7,324	7,582	6,804	6,165	6,035	26%
Europe	5,237	4,793	5,081	4,596	4,998	4,728	4,847	4,595	5%
International Operations	2,894	2,695	2,757	2,734	2,463	2,286	2,415	2,203	17%
Region China	1,574	1,666	1,550	1,612	1,300	1,175	1,151	1,376	21%
Japan & Korea	1,698	1,710	1,724	1,485	1,777	1,539	1,423	1,484	(4%)
Segment operating profit:
Diabetes care	5,420	5,768	5,270	4,638	4,419	3,636	3,415	3,115	23%
Biopharmaceuticals	2,152	2,096	2,383	1,747	1,662	1,974	1,850	2,303	29%

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Financial statement for 2012	Page 26 of 33

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	12M	12M
DKK million	2012	2011

Income statement

Sales	78,026	66,346
Cost of goods sold	13,465	12,589

Gross profit	64,561	53,757

Sales and distribution costs	21,544	19,004
Research and development costs	10,897	9,628
Administrative costs	3,312	3,245
Licence fees and other operating income, net	666	494

Operating profit	29,474	22,374

Financial income	125	514
Financial expenses	1,788	963

Profit before income taxes	27,811	21,925

Income taxes	6,379	4,828

NET PROFIT FOR THE YEAR	21,432	17,097

Basic earnings per share (DKK)	39.09	30.24
Diluted earnings per share (DKK)	38.85	29.99

Segment information

Segment sales:
Diabetes care	60,887	50,425
Biopharmaceuticals	17,139	15,921

Segment operating profit:
Diabetes care	21,096	14,585
Operating margin	34.6%	28.9%

Biopharmaceuticals	8,378	7,789
Operating margin	48.9%	48.9%

Total segment operating profit	29,474	22,374

Statement of comprehensive income

Net profit for the year	21,432	17,097
Other comprehensive income
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	(281)	-
Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	(172)	(173)
Cash flow hedges, realisation of previously deferred (gains)/losses	1,182	658
Cash flow hedges, deferred gains/(losses) incurred during the period	849	(1,170)
Other items	35	(20)
Tax on other comprehensive income, income/(expense)	(587)	190

Other comprehensive income for the year, net of tax	1,026	(515)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	22,458	16,582

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Financial statement for 2012	Page 27 of 33

APPENDIX 3: BALANCE SHEET

DKK million	31 Dec 2012	31 Dec 2011

ASSETS
Intangible assets	1,495	1,489
Property, plant and equipment	21,539	20,931
Deferred income tax assets	2,244	2,414
Other financial assets	228	273

TOTAL NON-CURRENT ASSETS	25,506	25,107

Inventories	9,543	9,433
Trade receivables	9,639	9,349
Tax receivables	1,240	883
Other receivables and prepayments	2,705	2,376
Marketable securities	4,552	4,094
Derivative financial instruments	931	48
Cash at bank and in hand	11,553	13,408

TOTAL CURRENT ASSETS	40,163	39,591

TOTAL ASSETS	65,669	64,698

EQUITY AND LIABILITIES

Share capital	560	580
Treasury shares	(17)	(24)
Retained earnings	39,001	37,111
Other reserves	1,088	(219)

TOTAL EQUITY	40,632	37,448

Loans	-	502
Deferred income tax liabilities	732	3,206
Retirement benefit obligations	760	439
Provisions	1,907	2,324

Total non-current liabilities	3,399	6,471

Current debt	500	351
Trade payables	3,859	3,291
Tax payables	593	1,171
Other liabilities	8,982	8,534
Derivative financial instruments	48	1,492
Provisions	7,656	5,940

Total current liabilities	21,638	20,779

TOTAL LIABILITIES	25,037	27,250

TOTAL EQUITY AND LIABILITIES	65,669	64,698

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Financial statement for 2012	Page 28 of 33

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	2012	2011

Net profit for the year	21,432	17,097

Adjustment for non-cash items	11,253	9,117
Change in working capital	274	434
Interest received	207	332
Interest paid	(61)	(215)
Income taxes paid	(10,891)	(5,391)

Net cash generated from operating activities	22,214	21,374

Purchase of intangible assets and other financial assets	(250)	(259)
Proceeds from sale of property, plant and equipment	53	70
Purchase of property, plant and equipment	(3,372)	(3,073)
Net purchase of marketable securities	(501)	(197)

Net cash used in investing activities	(4,070)	(3,459)

Repayment of loans	(502)	(507)
Purchase of treasury shares, net	(11,896)	(10,595)
Dividends paid	(7,742)	(5,700)

Net cash used in financing activities	(20,140)	(16,802)

NET CASH GENERATED FROM ACTIVITIES	(1,996)	1,113

Cash and cash equivalents at the beginning of the year	13,057	11,960
Exchange gain/(loss) on cash and cash equivalents	(8)	(16)

Cash and cash equivalents at the end of the year	11,053	13,057

Additional information:
Cash and cash equivalents at the end of the year	11,053	13,057
Marketable securities at the end of the year	4,552	4,094
Undrawn committed credit facilities	4,849	4,832

FINANCIAL RESOURCES AT THE END OF THE YEAR	20,454	21,983

Net cash generated from operating activities	22,214	21,374
Net cash used in investing activities	(4,070)	(3,459)
Net purchase of marketable securities	501	197

FREE CASH FLOW	18,645	18,112

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Financial statement for 2012	Page 29 of 33

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other items	Total other reserves	Total

2012

Balance at the beginning of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Net profit for the year			21,432					21,432
Other comprehensive income for the year			(281)	(172)	2,031	(552)	1,307	1,026

Total comprehensive income for the year			21,151	(172)	2,031	(552)	1,307	22,458

Transactions with owners:
Dividends			(7,742)					(7,742)
Share-based payments			308					308
Tax credit related to share option scheme			56					56
Purchase of treasury shares		(15)	(12,147)					(12,162)
Sale of treasury shares		2	264					266
Reduction of the B share capital	(20)	20						-

Balance at the end of the year	560	(17)	39,001	226	847	15	1,088	40,632

At the end of the year proposed dividends (not yet declared) of DKK9,715 million (18.00 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other items	Total other reserves	Total

2011

Balance at the beginning of the year	600	(28)	36,097	571	(672)	397	296	36,965
Net profit for the year			17,097					17,097
Other comprehensive income for the year				(173)	(512)	170	(515)	(515)

Total comprehensive income for the year			17,097	(173)	(512)	170	(515)	16,582

Transactions with owners:
Dividends			(5,700)					(5,700)
Share-based payments			319					319
Purchase of treasury shares		(18)	(10,821)					(10,839)
Sale of treasury shares		2	242					244
Tax on sale of treasure shares			(123)					(123)
Reduction of the B share capital	(20)	20						-

Balance at the end of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448

At the end of the year dividends of DKK7,742 million (14.00 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

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APPENDIX 6: QUARTERLY SALES SPLIT PER REGION 2012 / SUPPLEMENTARY INFORMATION

DKK million	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

	North America					Europe

The diabetes care segment
NovoRapid®	9,033	2,514	2,375	2,166	1,978	3,707	988	927	928	864
NovoMix®	2,488	696	645	605	542	2,544	653	625	651	615
Levemir®	5,290	1,488	1,323	1,303	1,176	2,833	749	707	729	648
Modern insulin	16,811	4,698	4,343	4,074	3,696	9,084	2,390	2,259	2,308	2,127
Human insulin	1,959	668	512	425	354	2,642	675	639	670	658
Victoza®	5,930	1,672	1,585	1,452	1,221	2,427	710	611	600	506
Other diabetes care	1,998	545	518	478	457	965	230	231	245	259
Diabetes care total	26,698	7,583	6,958	6,429	5,728	15,118	4,005	3,740	3,823	3,550

The biopharmaceuticals segment
NovoSeven®	4,397	1,230	1,128	1,158	881	2,206	582	486	658	480
Norditropin®	1,721	429	490	429	373	1,741	468	411	444	418
Other biopharmaceuticals	1,404	317	405	340	342	642	182	156	156	148
Biopharmaceuticals total	7,522	1,976	2,023	1,927	1,596	4,589	1,232	1,053	1,258	1,046

Total sales	34,220	9,559	8,981	8,356	7,324	19,707	5,237	4,793	5,081	4,596

DKK million	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

	International Operations					Japan & Korea

The diabetes care segment
NovoRapid®	1,408	388	351	339	330	1,175	308	299	303	265
NovoMix®	1,708	463	412	419	414	1,028	266	265	267	230
Levemir®	1,106	308	276	269	253	386	99	99	102	86
Modern insulin	4,222	1,159	1,039	1,027	997	2,589	673	663	672	581
Human insulin	3,073	756	749	796	772	768	185	189	205	189
Victoza®	613	182	172	105	154	455	124	117	118	96
Other diabetes care	632	140	162	160	170	493	121	120	131	121
Diabetes care total	8,540	2,237	2,122	2,088	2,093	4,305	1,103	1,089	1,126	987

The biopharmaceuticals segment
NovoSeven®	1,526	416	332	415	363	646	166	175	170	135
Norditropin®	780	183	175	195	227	1,442	378	371	368	325
Other biopharmaceuticals	234	58	66	59	51	224	51	75	60	38
Biopharmaceuticals total	2,540	657	573	669	641	2,312	595	621	598	498

Total sales	11,080	2,894	2,695	2,757	2,734	6,617	1,698	1,710	1,724	1,485

DKK million	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

	Region China					Total all regions

The diabetes care segment
NovoRapid®	370	96	100	93	81	15,693	4,294	4,052	3,829	3,518
NovoMix®	1,574	401	428	395	350	9,342	2,479	2,375	2,337	2,151
Levemir®	171	45	47	44	35	9,786	2,689	2,452	2,447	2,198
Modern insulin	2,115	542	575	532	466	34,821	9,462	8,879	8,613	7,867
Human insulin	2,860	725	705	685	745	11,302	3,009	2,794	2,781	2,718
Victoza®	70	21	18	18	13	9,495	2,709	2,503	2,293	1,990
Other diabetes care	1,181	255	332	260	334	5,269	1,291	1,363	1,274	1,341
Diabetes care total	6,226	1,543	1,630	1,495	1,558	60,887	16,471	15,539	14,961	13,916

The biopharmaceuticals segment
NovoSeven®	158	26	32	50	50	8,933	2,420	2,153	2,451	1,909
Norditropin®	14	3	4	4	3	5,698	1,461	1,451	1,440	1,346
Other biopharmaceuticals	4	2	-	1	1	2,508	610	702	616	580
Biopharmaceuticals total	176	31	36	55	54	17,139	4,491	4,306	4,507	3,835

Total sales	6,402	1,574	1,666	1,550	1,612	78,026	20,962	19,845	19,468	17,751

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Financial statement for 2012	Page 31 of 33

APPENDIX 7: 2012 SALES SPLIT PER REGION / SUPPLEMENTARY INFORMATION

DKK million

	Total	North America	Europe	Inter- national Operations	Japan & Korea	Region China

The diabetes care segment
NovoRapid ®	15,693	9,033	3,707	1,408	1,175	370
% change in local currencies	16%	21%	6%	25%	3%	35%
NovoMix ®	9,342	2,488	2,544	1,708	1,028	1,574
% change in local currencies	7%	10%	(4%)	13%	(2%)	28%
Levemir ®	9,786	5,290	2,833	1,106	386	171
% change in local currencies	21%	32%	9%	16%	(1%)	72%
Modern insulin	34,821	16,811	9,084	4,222	2,589	2,115
% change in local currencies	15%	22%	4%	18%	0%	32%
Human insulin	11,302	1,959	2,642	3,073	768	2,860
% change in local currencies	0%	3%	(13%)	17%	(26%)	5%
Victoza®	9,495	5,930	2,427	613	455	70
% change in local currencies	50%	48%	48%	98%	29%	-
Other diabetes care	5,269	1,998	965	632	493	1,181
% change in local currencies	2%	9%	(21%)	6%	6%	14%
Diabetes care total	60,887	26,698	15,118	8,540	4,305	6,226
% change in local currencies	15%	24%	3%	20%	(3%)	16%

The biopharmaceuticals segment
NovoSeven®	8,933	4,397	2,206	1,526	646	158
% change in local currencies	2%	3%	(5%)	(1%)	24%	24%
Norditropin®	5,698	1,721	1,741	780	1,442	14
% change in local currencies	8%	14%	1%	18%	4%	8%
Other biopharmaceuticals	2,508	1,404	642	234	224	4
% change in local currencies	(6%)	(2%)	1%	3%	(41%)	(20%)
Biopharmaceuticals total	17,139	7,522	4,589	2,540	2,312	176
% change in local currencies	2%	4%	(2%)	5%	1%	21%

Total sales	78,026	34,220	19,707	11,080	6,617	6,402
% change in local currencies	12%	19%	2%	16%	(2%)	16%

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APPENDIX 8: QUARTERLY NUMBERS IN EUR / SUPPLEMENTARY INFORMATION

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding).

Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

									% change
	2012				2011				Q4 2012 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2011

Sales	2,811	2,665	2,618	2,388	2,435	2,219	2,146	2,105	16%
Gross profit	2,388	2,198	2,157	1,930	2,015	1,783	1,730	1,687	19%
Gross margin	85.0%	82.4%	82.4%	80.8%	82.8%	80.3%	80.6%	80.1%
Sales and distribution costs	828	713	699	653	722	636	620	572	15%
Percentage of sales	29.5%	26.7%	26.7%	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	431	351	345	337	370	303	312	307	17%
Percentage of sales	15.3%	13.2%	13.2%	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative costs	133	103	105	104	125	105	105	101	7%
Percentage of sales	4.7%	3.9%	4.0%	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	20	25	21	23	19	14	13	20	8%
Operating profit	1,016	1,056	1,029	859	817	753	706	727	25%
Operating margin	36.1%	39.6%	39.3%	36.0%	33.6%	33.9%	32.9%	34.5%
Financial income	2	(11)	20	6	1	21	36	11	183%
Financial expenses	19	56	116	50	37	41	23	28	(50%)
Net financials	(17)	(67)	(96)	(44)	(36)	(20)	13	(17)	(56%)
Profit before income taxes	999	989	933	815	781	733	719	710	28%
Net profit	772	761	719	627	630	564	555	546	23%
Depreciation, amortisation and impairment losses	101	87	88	86	93	82	111	81	9%
Capital expenditure	135	127	115	69	159	86	84	74	(15%)
Net cash generated from operating activities	201	1,070	783	930	536	1,040	608	685	(62%)
Free cash flow	53	931	665	856	370	948	509	604	(85%)
Total assets	8,802	8,936	8,203	8,227	8,703	8,333	8,249	7,912	2%
Total equity	5,446	4,783	4,215	4,349	5,037	4,761	4,956	4,663	9%
Equity ratio	61.9%	53.5%	51.4%	52.9%	57.9%	57.1%	60.1%	58.9%
Full-time employees at the end of the period	34,286	33,501	32,819	32,252	32,136	32,016	31,549	30,867	7%
Basic earnings per share/ADR (in EUR)	1.42	1.40	1.30	1.13	1.13	1.00	0.97	0.96	26%
Diluted earnings per share/ADR (in EUR)	1.41	1.39	1.30	1.12	1.12	1.00	0.96	0.95	26%
Average number of shares outstanding (million)	542.9	544.6	549.1	556.7	557.6	563.5	569.1	571.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	546.0	547.8	552.4	560.5	561.9	568.1	573.8	576.7	(3%)
Sales by business segment:
Modern insulins (insulin analogues)	1,270	1,192	1,158	1,058	1,056	971	935	899	20%
Human insulins	403	375	374	366	375	363	354	356	8%
Protein-related products	83	86	84	84	77	77	70	86	9%
Victoza®	364	336	308	268	281	208	168	147	29%
Oral antidiabetic products (OAD)	90	97	88	96	88	75	88	95	3%
Diabetes care total	2,210	2,086	2,012	1,872	1,877	1,694	1,615	1,583	18%
NovoSeven®	324	290	329	257	286	274	287	273	14%
Norditropin®	195	195	194	181	180	171	158	168	9%
Hormone replacement therapy	72	80	72	67	74	67	69	66	(3%)
Other products	10	14	11	11	18	13	17	15	(45%)
Biopharmaceuticals total	601	579	606	516	558	525	531	522	8%
Sales by geographic segment:
North America	1,282	1,208	1,123	985	1,019	914	827	809	26%
Europe	702	643	684	618	672	634	651	616	5%
International Operations	388	361	371	368	331	307	323	296	17%
Region China	211	224	208	217	174	158	154	185	21%
Japan & Korea	228	229	232	200	239	206	191	199	(4%)
Segment operating profit:
Diabetes care	727	774	709	624	594	488	458	418	23%
Biopharmaceuticals	289	282	320	235	223	265	248	309	29%

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 8 / 2013

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Financial statement for 2012	Page 33 of 33

APPENDIX 9: KEY CURRENCIES ASSUMPTIONS / SUPPLEMENTARY INFORMATION

DKK per 100	2011 average exchange rates	2012 average exchange rates	2013 average YTD exchange rates as of 28 January 2013	Current exchange rate as of 28 January 2013

USD	536	579	563	555
JPY	6.73	7.27	6.35	6.10
CNY	83	92	90	89
GBP	859	918	900	873
CAD	542	580	568	550

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 8 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 31, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer